Exhibit 3.1

PHYSICIANS REALTY TRUST
AMENDMENT NO. 1
TO BYLAWS
Effective as of November 5, 2015
Section 7 of ARTICLE II of the Bylaws of the Trust is hereby amended and restated in its entirety as follows:
“Section 7.    Voting.    Except as otherwise provided in the Declaration of Trust or in Section 11 of Article III of these Bylaws, each trustee shall be elected by the vote of the majority of the votes cast with respect to such trustee at any annual meeting of shareholders; provided, however, that trustees shall be elected by a plurality of the votes cast at any annual meeting of shareholders for which the Secretary determines that the number of nominees exceeds the number of trustees to be elected as of the record date for such annual meeting of shareholders. Each share may be voted for as many individuals as there are Trustees to be elected and for whose election the share is entitled to be voted. A majority of the votes cast at a meeting of shareholders duly called and at which a quorum is present shall be sufficient to approve any other matter which may properly come before the meeting, unless more than a majority of the votes cast is required by statute or by the Declaration of Trust. Unless otherwise provided by statute or by the Declaration of Trust, each outstanding share of beneficial interest, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders. Voting on any question or in any election may be viva voce unless the chairman of the meeting shall order that voting be by ballot or otherwise."
Section 2 of ARTICLE III of the Bylaws of the Trust is hereby amended and restated in its entirety as follows:
"Section 2.    NUMBER, TENURE AND QUALIFICATIONS. At any regular meeting or at any special meeting called for that purpose, a majority of the entire Board of Trustees may establish, increase or decrease the number of Trustees, provided that the number thereof shall never be less than the minimum number required by the Maryland REIT Law (the “MRL”), if any, nor more than 15, and further provided that the tenure of office of a Trustee shall not be affected by any decrease in the number of Trustees. Each Trustee elected at an annual meeting of shareholders shall hold office until the next annual meeting of shareholders and until such Trustee's successor is duly elected and qualified, or until such Trustee's earlier death, resignation or removal. Any Trustee of the Trust may resign at any time by delivering his or her written notice of resignation to the Board of Trustees, the chairman of the board or the secretary. Any resignation shall take effect immediately upon its receipt or at such later time specified in the resignation. The acceptance of a resignation shall not be necessary to make it effective unless otherwise stated in the resignation.
Section 11 of ARTICLE III of the Bylaws of the Trust is hereby amended and restated in its entirety as follows:
"Section 11.    Vacancies.    If for any reason any or all of the Trustees cease to be Trustees, such event shall not terminate the Trust or affect these Bylaws or the powers of the remaining Trustees hereunder. Unless otherwise required by statute or the Declaration of Trust, vacancies arising through death, resignation (including in connection with the shareholders failing at any annual meeting of shareholders to elect the number of trustees then constituting the whole Board of Trustees), removal, an increase in the number of trustees or otherwise may be filled only by a majority of the trustees then in office, though less than a quorum, or by a sole remaining trustee. Any Trustee elected to fill a vacancy shall serve for the remainder of the full term of the trusteeship in which the vacancy occurred and until a successor is elected and qualified."
The foregoing amendment was approved by the Board of Trustees of the Trust effective November 5, 2015.